U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Or

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011	Commission file number 000-33227

Southern Community Bank 401(k) Retirement Plan

(Full title of the plan)

Southern Community Financial Corporation

(Name of issuer of securities)

4605 Country Club Road, Winston-Salem, NC 27104

(Address of issuer’s principal executive offices)

Southern Community Bank 401(k)

Retirement Plan

Financial Statements and

Supplemental Schedule

As of December 31, 2011 and 2010 and for the

Year Ended December 31, 2011

Southern Community Bank 401(k) Retirement Plan

TABLE OF CONTENTS

Page No.

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	13

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Southern Community Bank 401(k) Retirement Plan

Winston-Salem, North Carolina

We have audited the accompanying statements of net assets available for benefits of the Southern Community Bank 401(k) Retirement Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated , in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP

Raleigh, North Carolina

June 28, 2012

(1)

SOUTHERN COMMUNITY BANK 401(K) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2011 and 2010

	2011	2010
ASSETS

Investments, at fair value:
Mutual funds	$6,416,456	$7,170,990
Guaranteed Investment Contract (at fair value)	1,057,265	1,068,439
Employer stock	926,539	769,322
Money market funds	184,428	156,363
Total investments	8,584,688	9,165,114

Receivables:
Employer contributions	-	3,104
Participant contributions	32,742	71,105
Notes Receivable from Participants	360,402	312,812
Total receivables	393,144	387,021

TOTAL ASSETS	8,977,832	9,552,135

Net assets available for benefits at fair value	8,977,832	9,552,135

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(46,091)	(17,097)

NET ASSETS AVAILABLE FOR BENEFITS	$8,931,741	$9,535,038

The accompanying notes are an integral part of these financial statements.

(2)

SOUTHERN COMMUNITY BANK 401(K) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2011

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Interest	$51
Net appreciation (depreciation) in fair value of investments	(98,538)
TOTAL INVESTMENT INCOME (LOSS)	(98,487)

Interest income on notes receivable from participants	15,509

Contributions:
Participant	705,647
TOTAL CONTRIBUTIONS	705,647

TOTAL ADDITIONS	622,669

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	1,168,208
Administrative expenses	11,667
TOTAL DEDUCTIONS	1,179,875

NET INCREASE (DECREASE)	(557,206)

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	9,535,038

END OF YEAR	$8,977,832

The accompanying notes are an integral part of these financial statements.

(3)

SOUTHERN COMMUNITY BANK 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010 and for the year ended December 31, 2011

NOTE A - DESCRIPTION OF PLAN

Effective May 1, 2004, the Southern Community Bank 401(k) Retirement Plan (the “Plan”) came into existence as a result of the merger of the previous Southern Community Bank 401(k) Plan and The Community Bank Employees’ 401(k) Plan. The Plan was most recently amended effective on May 23, 2012. The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all full-time employees of Southern Community Financial Corporation and its subsidiaries (“Company”) who have three months of service and are age twenty-one or older. The Board of Directors of the Company controls and manages the operation and administration of the Plan. TD Ameritrade serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company’s wholly-owned subsidiary, Southern Community Bank and Trust, is the Plan Sponsor.

Contributions - Each year, participants may contribute up to 25% of pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans. Participants direct the investment of their contributions into various investment options offered by the Company. Prior to August 1, 2009, the Company matched 100% of the first 6% of base compensation that a participant contributed to the Plan. Effective August 1, 2009, the Company reduced its employer match to 50% of the first 6% of base compensation that a participant contributes to the plan. Effective January 1, 2011, the Company reduced its employer match to zero; however, the Company may make a discretionary matching contribution. For the years ended December 31, 2011 and 2010, the Plan made no discretionary contributions.

Investment Options - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, the Company’s common stock and an insurance investment contract as investment options for participants. In addition, participants may utilize an individual self-directed brokerage option, through which participants are able to invest in a variety of securities including stocks, bonds, mutual funds and government securities in accordance with the plan document.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, and plan earnings, and may be charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are immediately vested in their contributions plus actual earnings thereon and any rollovers into their individual accounts. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. With respect to each matching and discretionary contribution, participants vest 20% per year of service and are 100% vested after 5 years of credited service.

(4)

SOUTHERN COMMUNITY BANK 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010 and for the year ended December 31, 2011

NOTE A - DESCRIPTION OF PLAN (Continued)

Notes Receivable - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the plan administrator. At December 31, 2011, interest rates on outstanding loans ranged from 4.25% to 9.25%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits - On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount or various installment and annuity options as provided by the Plan. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Amounts contributed on a before-tax basis may only be withdrawn upon demonstration of financial hardship, disability, or after the participants reach the age of 59.5 years.

Forfeitures - At December 31, 2011 and 2010, forfeited non-vested accounts totaled $56,522 and $5,541, respectively, which had not been allocated to participants’ accounts at those respective dates. These forfeited accounts will be used to reduce any employer contributions and then administrative expenses. Effective January 1, 2012, the Company determined that forfeitures would be used to reduce administrative expenses of the Plan.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note D for discussion of fair value measurements.

In accordance with GAAP, the guaranteed investment contract held by a defined-contribution plan is required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the guaranteed investment contract as well as the adjustment to the fully benefit-responsive guaranteed investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(5)

SOUTHERN COMMUNITY BANK 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010 and for the year ended December 31, 2011

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Purchase and sales of securities are recorded on a trade-date basis. Interest income from notes receivable from participants is recorded when received. Other interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits - Benefits are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2011 and 2010, respectively.

Administrative Expenses – The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the plan document. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan.

Reclassifications – Effective January 1, 2010, the Plan adopted the Financial Accounting Standards Board (“FASB”) authoritative guidance on reporting loans to participants by defined contribution pension plans. In accordance with the provisions, participant loans are required to be classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance, plus any accrued but unpaid interest. The adoption of this accounting standard requires reclassification of participant loans from investments to notes receivable from participants on the Statement of Net Assets Available for Benefits as of December 31, 2011 and 2010. There was no impact on Net Assets Available for Benefits or Changes in net Assets Available for Benefits.

NOTE C - Investments

The following table presents investments that represent more than 5% or more of the Plan’s net assets at December 31:

	2011	2010
Investments at fair value:
Southern Community Financial Corp Common Stock	$926,539	$769,322
Franklin Templeton Moderate Target Fund	735,201	798,181
American Euro Pacific Growth Fund	601,501	*
Fundamental Investors Fund	1,129,235	1,229,609
Capital World Growth & Income Fund	-	877,144
Columbia Acorn Fund Class A	538,797	627,134
Van Kampen Small Cap Class A	-	833,903
MetLife Stable Value Fund	1,057,265	1,068,439
PIMCO Total Return Fund Class A	740,517	755,614
Fidelity Contrafund	1,554,778	1,694,345
Victory Small Company Opportunity	622,015	*

* Amount represents less than 5% of net assets

(6)

SOUTHERN COMMUNITY BANK 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010 and for the year ended December 31, 2011

NOTE C – Investments (Continued)

During the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Appreciation (Depreciation)
	Realized	Unrealized	Total
Employer common stock	$11,887	$(19,479)	$(7,592)
GIC	9,577	14,270	23,847
Mutual funds	(6,913)	(107,880)	(114,793)
Net appreciation (depreciation) in value of investments	$14,551	$(113,089)	$(98,538)

NOTE D - FAIR VALUE MEASUREMENTS

The Plan has established a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets; and
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liabilities has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common Stocks

These investments are valued at the closing price reported on the active market on which the individual securities are traded and are classified within Level 1 of the valuation hierarchy.

(7)

SOUTHERN COMMUNITY BANK 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010 and for the year ended December 31, 2011

NOTE D - FAIR VALUE MEASUREMENTS (Continued)

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Investment Contracts

The investment contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer. The contracts are classified within Level 2 of the valuation hierarchy.

Money Market Funds

These investments are public investment vehicles valued using $1 for the NAV. The money market funds are classified within Level 1 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011:

	As of December 31, 2011
	Level 1	Level 2		Level 3	Fair Value
Mutual Funds

Growth	$4,500,804	$-		$-	$4,500,804
Balanced	756,467	-		-	756,467
Fixed Income	1,159,185	-		-	1,159,185
	6,416,456	-		-	6,416,456

Guaranteed Investment Contract	-	1,103,356		-	1,103,356
Employer Stock	926,539	-		-	926,539
Money market funds	184,428	-		-	184,428
	$7,527,423	$1,103,356	#	$-	$8,630,779

(8)

SOUTHERN COMMUNITY BANK 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010 and for the year ended December 31, 2011

NOTE D - FAIR VALUE MEASUREMENTS (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010:

	As of December 31, 2010
	Level 1	Level 2		Level 3	Fair Value
Mutual Funds

Growth	$5,262,542	$-		$-	$5,262,542
Balanced	798,558	-		-	798,558
Fixed Income	1,109,890	-		-	1,109,890
	7,170,990	-		-	7,170,990

Guaranteed Investment Contract	-	1,068,439		-	1,068,439
Employer Stock	769,322	-		-	769,322
Money market funds	156,363	-		-	156,363
	$8,096,675	$1,068,439	#	$-	$9,165,114

NOTE E – FULLY BENEFIT RESPONSIVE INVESTMENT CONTRACT

Synthetic Guaranteed Investment Contract

The Plan provides participants a self-managed stable value investment option (“Synthetic GIC”) that simulates the performance of a guaranteed investment contract, whereby participants execute Plan transactions at contract value. Contract value represents contributions made to the Synthetic GIC, plus earnings, less participant withdrawals. The self-managed stable value fund is composed of a portfolio of bonds and other fixed income securities owned by the Plan and an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate which is reset quarterly and that cannot be less than zero. The wrapper contract provides that realized and unrealized gain and losses on the underlying fixed income portfolio are not reflected immediately in the net assets of the Synthetic GIC, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the Synthetic GIC include the current yield, duration, and existing difference between market and contract value of the underlying assets with the wrapper contract.

Certain events, such as Plan termination or plan merger initiated by the Plan Sponsor, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. Plan management believes that the occurrence of events that may limit the ability of the Plan to transact at less than contract value is not probable.

December 31,
Average yields:	2011

Based on actual earnings	6.45%
Based on interest rate credited to participants	2.96%

December 31,
Average yields:	2010

Based on actual earnings	5.42%
Based on interest rate credited to participants	3.13%

(9)

SOUTHERN COMMUNITY BANK 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010 and for the year ended December 31, 2011

NOTE F - EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by TD Ameritrade. TD Ameritrade is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

NOTE G – RELATED PARTY-IN-INTEREST TRANSACTIONS

The Plan gives participants the option of purchasing shares of the Company’s common stock as plan investments. Participant investments in the Company’s common stock are not limited to a certain percentage of a participant’s total investment allocation. Plan assets included approximately 778,604 shares valued at $926,539 at December 31, 2011. The 778,604 shares of the Company’s common stock included in Plan assets represent 4.6% of the total number of its outstanding shares.

NOTE H - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

NOTE I - TAX STATUS

The Internal Revenue Service (the “IRS”) has determined and informed the Company by letter dated June 2, 2010, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE J - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

(10)

SOUTHERN COMMUNITY BANK 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010 and for the year ended December 31, 2011

NOTE K – SUBSEQUENT EVENTS

On March 26, 2012, the Company entered into an Agreement and Plan of Merger with Capital Bank Financial Corp (“CBF”) pursuant to which Southern Community Financial Corporation (“SCMF”) will merge with CBF. The agreement and the transactions contemplated by it have been approved by the Board of Directors of both CBF and SCMF. The closing of the transaction is expected to occur during the third quarter of 2012.

As a part of this merger transaction, the net assets and the related participant accounts of the Plan are expected to be merged into the plan assets of the Capital Bank 401(k) Plan. Capital Bank N.A. is a subsidiary of CBF. In contemplation of this merger transaction, the Company has determined that, immediately prior to the merger of this Plan’s assets and participants’ accounts into the Capital Bank 401(k) Plan, any unallocated forfeiture balances would be allocated to participants’ accounts based on the employees’ relative contribution level at that time.

Management has evaluated subsequent events through the date the financial statements were issued.

(11)

SUPPLEMENTAL SCHEDULE

(12)

SOUTHERN COMMUNITY BANK 401(K) RETIREMENT PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (Held at End of Year)
EIN: 56-1952620, PLAN NO. 001
December 31, 2011

		(c) Description of Investment
	(b) Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor or	Rate of Interest, Collateral,	(d)	Current
(a)	Similar Party	Par or Maturity Value	Cost **	Value

	Mutual funds:
	American	Euro Pacific Growth Fund		$601,501
	Columbia	Acorn Fund Class A		538,797
	Fidelity	Contrafund		1,554,778
	Franklin Templeton	Moderate Target		735,201
	Fundamental	Investors Fund		1,129,235
	Oppenheimer	Developing Markets		21,266
	PIMCO	GNMA Class A		418,668
	PIMCO	Total Return Fund Class A		740,517
	Ridgeworth	Large Cap Value Equity		54,478
	Victory	Small Company Opportunity Equity		622,015
	Total Mutual Funds			6,416,456

	Guaranteed Investment Contract:
	MetLife	Stable Value Fund ***		1,057,265

	Common Stock:
*	Southern Community Financial Corp. 778,604 shares common stock			926,539

	Money Market Funds:
	TD Bank USA Institutional	MMDA		118,092
	TD Bank USA	MMDA		66,336
				184,428

*	Participant loans	Interest-bearing at 4.25% - 9.25%,
		maturing through February 2021		360,402

				$8,945,090

*Party-in-interest
**Cost information omitted for participant-directed investments.
***At contract value

(13)

EXHIBIT INDEX

23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Southern Community Bank 401(k) Retirement Plan
By: Southern Community Financial Corporation

Date: June 28, 2012	By:	/s/James Hastings
Name: James Hastings
Title: Executive Vice President and Chief Financial Officer